04024088

April 1, 2004

04 APR -5 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, CP-AIS 026/2004**

  Subject: Report on the results of the exercise of warrants (ESOP Grant 1) in March 2004.

  Date: March 31, 2004

- **Stock Exchange of Thailand Filing, CP-AIS 031/2004**

  Subject: Notification of the second adjustment to exercise price and exercise ratio of ESOP Warrants Grant I & II

  Date: March 31, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

Faithfully yours,

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
March 31, 2004

CP-AIS 026/2004

March 31, 2004

Subject: Report on the results of the exercise of warrants (ESOP Grant 1) in March 2004.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered 14,000,000 units of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant 1) on March 27, 2002. The exercise date will be made within the last five business days of every month between 9.00 a.m. and 4.00 p.m.. The exercise date of March was between March 25 - 31, 2004. The summary of terms and conditions of warrants are as follows:

Exercise Ratio	: 1 warrant per 1.00559 ordinary shares
Exercise Price	: Baht 47.733 per share.
Maturity of Warrants	: 5 years from the first date of the issuance and offering of warrants.
Number of Ordinary Shares Reserved for Warrants	: 14,000,000 shares.

The Company would like to report the results of the exercise of warrants (ESOP Grant 1) in March 2004, as follows:

The number of exercised warrants in this month	: 1,558,500	units
The number of remaining unexercised warrants	: 8,234,300	units
The number of ordinary shares derived from this exercise	: 1,567,196	shares
The number of remaining ordinary shares reserved for warrants	: 8,213,571	shares

Summary Translation Letter
To the Stock Exchange of Thailand
March 31, 2004

CP-AIS 031/2004

March 31, 2004

Subject: Notification of the second adjustment to exercise price and exercise ratio of ESOP Warrants Grant I & II

To: President
The Stock Exchange of Thailand

According to the Board of Directors' Meeting of Advanced Info Service Public Company Limited (the "Company") No. 2/2004 held on February 19, 2004 passed a resolution to approve the dividend payment for the second half of 2003 to shareholders at the rate of 2.10 Baht per share.

Upon the resolution, the Company has announced to distribute the dividends in excess of 50% of the net profit after income tax. This has affected on the second adjustment to exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant I & II, as stated in Clause 2.6 (v) of the Prospectus offering the ESOP Program of the Company. The ESOP warrant holders shall not be decreased their rights. The second adjustment to exercise price and exercise ratio of ESOP Warrants Grant I & II were shown as follow;

ESOP Grant I	**Before adjustment**	**1st adjustment**	**2nd adjustment**
Exercise price (Baht per share)	48	47.733	47.402
Exercise ratio (warrant : common shares)	1 : 1	1 : 1.00559	1 : 1.01261
Number of shares to be allotted (shares)	14,000,000	14,078,260	8,338,134 *
ESOP Grant II	**Before adjustment**	**1st adjustment**	**2nd adjustment**
Exercise price (Baht per share)	43.38	43.139	42.840
Exercise ratio (warrant : common shares)	1 : 1	1 : 1.00559	1 : 1.01261
Number of shares to be allotted (shares)	8,467,200	8,514,531	8,573,971
Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP Grant I & II (shares)		Total 125,591	Total 105,743

* calculated from the remaining of unexercised warrants

The new exercise price and new exercise ratio shall be effective immediately on the first day of XD sign posting or on March 31, 2004 onwards. As a result, provided that, the Company currently has sufficiently reserved shares for the exercise of ESOP warrants. The Company, therefore, will allot the additional shares to reserve for the new exercise ratio of ESOP Grant I & II in the next shareholders' meeting.